Filed pursuant to Rule 424(b)(3)
Registration File No. 333-198305

MOODY NATIONAL REIT II, INC.
SUPPLEMENT NO. 14, DATED MARCH 20, 2017
TO THE PROSPECTUS, DATED APRIL 21, 2016

This document supplements, and should be read in conjunction with, our prospectus dated April 21, 2016, as supplemented by Supplement No. 5, dated July 21, 2016; Supplement No. 6, dated August 16, 2016; Supplement No. 7, dated September 27, 2016; Supplement No. 8, dated October 18, 2016; Supplement No. 9, dated November 15, 2016; Supplement No. 10, dated November 17, 2016, Supplement No. 11, dated January 6, 2017, Supplement No. 12 dated February 3, 2017, and Supplement No. 13 dated March 14, 2017, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 14 shall have the same meanings as set forth in our prospectus, as supplemented. The purpose of this Supplement No. 14 is to:

●	update our disclosure regarding our estimated value per share of our common stock;

●	update our offering price per share in our primary offering and distribution reinvestment plan in connection with our determination of an estimated value per share;

●	disclose an amendment to our dealer manager agreement;

●	update the cover page of our prospectus;

●	update our risk factors;

●	update the “Plan of Distribution” section of our prospectus; and

●	provide our amended and restated distribution reinvestment plan.

Estimated Value Per Share

The following disclosure updates and should be read in conjunction with all disclosure throughout our prospectus regarding the estimated value per share of our common stock.

Background

On March 16, 2017, our board of directors, including all of our independent directors, determined an estimated value per share of our common stock of $25.04 as of December 31, 2016. We are providing the estimated value per share to assist broker-dealers in complying with certain rules of the Financial Industry Regulatory Authority, Inc., or FINRA. In determining an estimated value per share of our common stock, our board of directors relied upon information provided in a report, or the valuation report, provided by our advisor, the recommendation of our audit committee and the board of directors’ experience with, and knowledge of, our real property and other assets as of December 31, 2016.

The objective of the board of directors in determining the estimated value per share of our common stock was to arrive at a value, based on recent, available data, that it believed was reasonable based on methods that it deemed appropriate after consultation with our advisor and our audit committee. Accordingly, our advisor performed the valuation of our common stock in accordance with Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association in April 2013. To assist our advisor in its performance of the valuation of our common stock, our advisor engaged CBRE, Inc. – Valuation & Advisory Services and Landauer Valuation & Advisory, a division of Newmark Grubb Knight Frank, together, the appraisers, to provide appraisals of the fair value of our investment in hotel properties.

The estimated value per share is based on (x) the estimated value of our assets less the estimated value of our liabilities divided by (y) the number of outstanding shares of our common stock, all as of December 31, 2016.

Valuation Summary

The following is a summary of the valuation methods used on our assets and liabilities and the results of the valuation.

Real Estate Investments. As of December 31, 2016, we owned two hotel properties. Our board of directors determined the fair value of our investment in hotel properties to be $116,000,000 as of that date. This determination was based on appraisals of the fair value of our investment in hotel properties performed by the appraisers, which appraisals were included in the valuation report.

Material Assumptions in Property Valuation. The appraisers made certain key assumptions in the discounted cash flow models that they used to value our investment in hotel properties, which are set forth below:

Capitalization rate	7.50%
Discount rate	9.50%

While we believe that the appraisers’ assumptions are reasonable, a change in these assumptions would significantly impact the appraised values of our investment in hotel properties and thus, our estimated value per share. The table below illustrates the impact on the estimated value per share if the capitalization rate and discount rate listed above were increased or decreased by 2.5%, assuming all other factors remain unchanged:

	Increase (Decrease) in the Estimated Value per Share due to
	Decrease of 2.5%	Increase of 2.5%
Capitalization rate	$0.44	$(0.47)
Discount rate	$0.56	$(0.60)

Note Receivable. The valuation report contained an estimated fair value of a note receivable that we hold as equal to its carrying value as of December 31, 2016. Our board of directors determined that the value of our note receivable as of December 31, 2016 was $11,200,000.

Notes Payable. The valuation report contained an estimated value of our notes payable as equal to their fair value as of December 31, 2016. Our board of directors determined that the value of our notes payable as of December 31, 2016 was $69,975,000.

Other Assets and Liabilities. The valuation report contained our other assets and liabilities, consisting primarily of cash and cash equivalents, restricted cash, earnest money deposit, deferred franchise costs, accounts receivable, and prepaid expenses other assets and accounts payable and accrued expenses. The fair value of other assets and liabilities were considered by our board of directors to be equal to their carrying value as of December 31, 2016 due to their short maturities.

Estimated Value Per Share. The estimated value per share was based upon 3,173,348 shares of our common stock outstanding as of December 31, 2016. Although the estimated value per share has been developed as a measure of value as of December 31, 2016, a specific date, the estimated value per share does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange or the limited nature in which a stockholder may redeem shares under our share repurchase program, which is currently suspended pending the completion of our merger with Moody National REIT I, Inc., a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

The following table presents how the estimated value per share was determined as of December 31, 2016:

Investment in hotel properties, net	$116,000,000
Cash, cash equivalents and restricted cash	21,447,616
Note receivable	11,200,000
Other assets	3,121,418
$151,769,034

Notes payable	$69,975,000
Other liabilities	1,885,834
Special limited partnership interests	1,000
Noncontrolling interest in Operating Partnership	450,691
Total liabilities, special limited partnership interests and noncontrolling interest in Operating Partnership	$72,312,525
Estimated value	$79,456,509

Common stock outstanding	3,173,348
Estimated value per share	$25.04

As of December 31, 2016, our estimated value per share was allocated on a per share basis as follows:

Investment in hotel properties, net	$36.55
Notes payable	(22.05)
Other assets, liabilities, and special limited partnership interests	10.68
Noncontrolling interest in Operating Partnership	(0.14)
Estimated value per share	$25.04

Limitations of Valuation Method

FINRA rules provide limited guidance on the methods an issuer must use to determine its estimated value per share. As with any valuation method, and as noted above, the methods used to determine our estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. The estimated value per share determined by our board of directors is not a representation, warranty or guarantee that, among other things:

●	a stockholder would be able to realize the estimated value per share if such stockholder attempts to sell his or her shares;

●	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or if we were sold;

●	shares of our common stock would trade at the estimated value per share on a national securities exchange;

●	a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

●	the methods used to determine the estimated value per share would be acceptable to FINRA, the Securities and Exchange Commission, any state securities regulatory entity or in accordance with the Employee Retirement Income Security Act, of 1974, as amended, with respect to their respective requirements.

Further, the estimated value per share was calculated as of a particular moment in time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and changes in the real estate and capital markets.

Updated Purchase Price in Our Primary Offering and under Our Distribution Reinvestment Plan

The following disclosure updates and should be read in conjunction with all disclosure throughout our prospectus regarding share pricing under the primary offering and distribution reinvestment plan.

In connection with the determination of the estimated value per share of our common stock, our board of directors also determined to change the per share price of our common stock in our continuous public offering. Accordingly we will offer shares (i) to the public in the primary portion of our offering at a purchase price per share of $27.82, which is equal to the estimated value per share of $25.04 as of December 31, 2016, plus applicable selling commissions and dealer manager fees, subject to any applicable discounts, all as described in our prospectus, effective beginning April 3, 2017; and (ii) to our stockholders pursuant to our amended and restated distribution reinvestment plan (attached hereto as Appendix A) at a purchase price per share of $25.04, which is equal to the estimated value per share of $25.04 as of December 31, 2016, effective beginning with distributions made in April 2017.

Amendment to Our Dealer Manager Agreement

On March 20, 2017, we, our operating partnership and our dealer manager entered into Amendment No. 1 to our Amended and Restated Dealer Manager Agreement to reflect the changes to the purchase price of our common stock described above.

Cover Page

In connection with the foregoing changes to the purchase price of shares in our primary offering and under our distribution reinvestment plan, the following disclosure replaces in its entirety the tabular disclosure and footnotes appearing on the cover page of our prospectus, and all references to the offering prices, sales commissions, dealer manager fees, offering proceeds and organizational and offering expenses, and all amounts derived therefrom, throughout our prospectus are updated to reflect the information contained in the following disclosure.

	Price to Public(1)	Sales Commissions (1),(2)	Dealer Manager Fee	Proceeds Before Expenses(3)
Primary Offering Per Share	$27.82	$1.95	$0.83	$25.04
Total Maximum	$1,000,000,000	$70,000,000	$30,000,000	$10.09
Distribution Reinvestment Plan Per Share	$25.04	$—	$—	$25.04
Total Maximum	$100,000,000	$—	$—	$100,000,000

(1)	Assumes we sell $1,000,000,000 in the primary offering and $100,000,000 pursuant to our distribution reinvestment plan.

(2)	Discounts are available for certain categories of purchasers. See also “Plan of Distribution—Dealer Manager and Participating Broker-Dealer Compensation and Terms.” We may later elect to modify our commission structure, including adopting multiple share classes or trailing commissions, depending on changes in industry regulations and best practices. Any such modification, and subsequent offers and sales, will be subject to any applicable regulatory approvals.

(3)	Proceeds are calculated before reimbursing our advisor for organization and offering expenses.

Risk Factors

The following disclosure hereby replaces the second and third risk factors appearing on page 20 of our prospectus.

“The offering price of our shares of common stock is primarily based on our board’s determination of the estimated value per share as of December 31, 2016. You should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock.

On March 16, 2017, our board of directors determined an estimated value per share of our common stock of $25.04 as of December 31, 2016. The offering price of our shares of common stock in this offering is primarily based on such determination. The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on methodologies that it deemed appropriate after consultation with our advisor. However, the market for commercial real estate can fluctuate quickly and substantially and the value of our assets is expected to change in the future and may decrease. The composition of our real estate portfolio will continue to change as we invest additional proceeds from our offering and if our merger with Moody I is consummated. Also, our board of directors did not consider certain other factors, such as a liquidity discount to reflect the fact that our shares are not currently traded on a national securities exchange and the limitations on the ability to redeem shares pursuant to our share repurchase program, which is currently suspended.

As with any valuation method, the methods used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Our assets have been valued based upon appraisal standards and the values of our assets using these methods are not required to be a reflection of market value under those standards and will not necessarily result in a reflection of fair value under generally accepted accounting principles, or GAAP. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share is not a representation or indication that, among other things: a stockholder would be able to realize the estimated value per share if he or she attempts to sell shares; a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of assets and settlement of our liabilities or upon a sale of our company; shares of our common stock would trade at the estimated value per share on a national securities exchange; a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of our shares of common stock; or the methodologies used to estimate the value per share would be acceptable to FINRA or ERISA with respect to their respective requirements. Further, the estimated value per share was calculated as of a specific time and the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, including assets acquired if the mergers are consummated, developments related to individual assets and changes in the real estate and capital markets.

Because the price you will pay for shares in this offering is primarily based on the estimated net asset value per share as of December 31, 2016, you may pay more than realizable value when you purchase your shares or receive less than realizable value for your investment when you sell your shares.

We may only calculate our estimated value per share annually and therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

We intend to determine an updated estimated value per share every year as of a date on or about the last day of our fiscal year, or more frequently, in the sole discretion of our board of directors and to disclose that updated estimated per share value in our annual report on Form 10-K or a current report on Form 8-K that we file with the SEC. We may not calculate the net asset value per share for our shares more than annually. Therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.”

The risk factor set forth on page 2 of our 424(b)(3) supplement No. 11 to our prospectus filed January 6, 2017 under the heading that begins “Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions” is hereby deleted in its entirety and replaced with the following:

“Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We expect to elect to be taxed as a REIT for our taxable year ended December 31, 2016 and intend to operate in a manner designed to permit us to continue to qualify as a REIT for federal income tax purposes. In order to elect to be taxed as a REIT for the year ended December 31, 2016, such election will be made by filing our 2016 federal income tax return as a REIT, which return should be filed, taking into account available extensions, by September 15, 2017.

Our qualification as a REIT will depend on our ongoing satisfaction of numerous requirements established under highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations and involve the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable income tax regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that holds its assets through a partnership, as we do. Moreover, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of that qualification.

If we do not elect to be taxed as a REIT for our taxable year ended December 31, 2016 or fail to qualify as a REIT in any taxable year for which we have elected to be taxed as a REIT and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, we would not be required to distribute substantially all of our net taxable income to our stockholders. In addition, if we fail to qualify as a REIT in any taxable year for which we have elected to be taxed as a REIT, unless we are eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify. In addition, although we intend to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to recommend that we revoke our REIT election.

We believe that our operating partnership will be treated for federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. If the Internal Revenue Service were successfully to determine that our operating partnership should properly be treated as a corporation, our operating partnership would be required to pay federal income tax at corporate rates on its net income. In addition, we would fail to qualify as a REIT, with the resulting consequences described above.”

The following disclosure hereby supplements the risk factors appearing in our prospectus.

“Our stockholders and Moody I stockholders will be diluted by the pending mergers.

The merger will dilute the ownership position of our current stockholders and result in Moody I stockholders having an ownership stake in us that is smaller than their current stake in Moody I. In connection with the merger, we could issue up to (i) approximately 2,727,301 shares of our common stock to the holders of Moody I common stock, based on approximately 13,303,908 shares of Moody I common stock outstanding as of March 8, 2017 and assuming that 50% of Moody I’s common stock is exchanged for the stock consideration, and (ii) approximately 5,454,602 shares of our common stock to the holders of Moody I common stock, based on approximately 13,303,908 shares of Moody I common stock outstanding as of March 8, 2017 and assuming that 100% of Moody I’s common stock is exchanged for the stock consideration. Assuming that 50% of Moody I’s common stock is exchanged for the stock consideration, our current stockholders and former Moody I stockholders are expected to hold approximately 57% and 43% of our common stock, respectively, following the merger, based on 3,840,306 shares of our common stock and 13,303,908 shares Moody I common stock outstanding as of March 8, 2017. In addition, as of March 8, 2017, approximately 18,000 units of limited partnership interest in our operating partnership were issuable in connection with the partnership merger. Consequently, our stockholders and Moody I stockholders, as a general matter, will have less influence over the management and policies of us after the merger than each exercise over the management and policies of us and Moody I, as applicable, immediately prior to the merger.

We intend to incur debt in connection with the pending mergers, which may limit our financial and operating flexibility and we may incur additional borrowings, which could increase the risks associated with our borrowings.

In connection with the merger, we may incur up to approximately $35 million in new borrowings. Our borrowings could have material adverse consequences for our business and may:

●	require us to dedicate a large portion of our cash flow to pay principal and interest on our borrowings, which will reduce the availability of cash flow to fund working capital, capital expenditures, and other business activities;

●	increase our vulnerability to general adverse economic and industry conditions;

●	subject us to maintaining various debt, operating income, net worth, cash flow, and other financial covenant ratios;

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	restrict our operating policies and ability to make strategic acquisitions, dispositions, or exploit business opportunities;

●	place us at a competitive disadvantage compared to our competitors that have less borrowings;

●	limit our ability to borrow more funds (even when necessary to maintain adequate liquidity), dispose of assets, or make distributions to stockholders; or

●	increase our costs of capital.

If new borrowings are added to our existing borrowing levels, the related risks that we now face would increase. In addition, at the time that any of our outstanding borrowings or new borrowings mature, we may not be able to refinance such borrowings or have the funds to pay them off.

There may be unexpected delays in the consummation of the pending mergers.

The merger agreement provides that either we or Moody I may terminate the merger agreement if the mergers have not occurred by September 30, 2017. Certain events may delay the consummation of the mergers. Some of the events that could delay the consummation of the pending mergers include difficulties in obtaining the approval of Moody I’s stockholders, or satisfying the other closing conditions to which the mergers are subject.

Following the consummation of the mergers, we will assume certain potential liabilities relating to Moody I.

If the mergers are consummated, we will have assumed certain potential liabilities relating to Moody I. These liabilities could have a material adverse effect on our business to the extent we have not identified such liabilities or has underestimated the amount of such liabilities.

The future results of the combined company will suffer if the combined company does not effectively integrate and manage its expanded operations following the mergers.

Following the mergers, we expect to continue to expand our operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. Our future success will depend, in part, upon our ability to manage expansion opportunities, which may pose substantial challenges to integrate new operations into our existing business in an efficient and timely manner, and upon our ability to successfully monitor our operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. There is no assurance that our expansion or acquisition opportunities will be successful, or that we will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits.”

Plan of Distribution

In connection with the changes to the purchase price of shares in our primary offering and under our distribution reinvestment plan described above, the following disclosure hereby replaces the tabular disclosure and fourth and fifth paragraphs appearing under the “Sales Commissions and Volume Discounts” subsection of the “Plan of Distribution” section of our prospectus, which subsection begins on page 115 of the prospectus.

“Assuming a public offering price of $27.82 per share, the following table illustrates the various discount levels that may be offered to qualifying purchasers by participating broker-dealers for shares purchased in the primary offering:

Commissions on Sales per Incremental Share in Volume Discount Range

Dollar Volume of Shares Purchased	Purchase Price per Share to Investor	Percentage (Based on $25.00/ Share)	Amount per Share	Dealer Manager Fee per Share	Net Proceeds per Share
$500,000 or less	$27.82	7.0%	$1.95	$0.83	$25.04
$500,001-$750,000	$27.54	6.0%	$1.67	$0.83	$25.04
$750,001-$1,000,000	$27.26	5.0%	$1.39	$0.83	$25.04
$1,000,001-$2,000,000	$27.00	4.0%	$1.11	$0.83	$25.04
$2,000,001-$3,000,000	$26.70	3.0%	$0.83	$0.83	$25.04
$3,000,001-$5,000,000	$26.43	2.0%	$0.56	$0.83	$25.04
Over $5,000,001	$26.15	1.0%	$0.28	$0.83	$25.04

As an example, a single purchaser would receive 27,050.39 shares rather than 26,959.02 shares for an investment of $750,000 and the selling commission would be $50,000. The discount would be calculated as follows: the purchaser would acquire 27,972.68 shares at a cost of $27.82 and 9,077.71 at a cost of $27.54 per share and would pay commissions of $1.95 per share for 27,972.68 shares and $1.67 per share for 9,077.71 shares. The dealer manager fee of $0.83 per share would still be payable out of the purchase price per share for the shares purchased. In no event will the proceeds to us be less than $25.04 per share. If we revise the offering price in this offering, the percentage discounts on sales commissions set out above will be applied to the new offering price.”

Amended and Restated Distribution Reinvestment Plan

 In connection with determining an estimated value per share, our board of directors adopted and approved our amended and restated distribution reinvestment plan, or the amended plan. The amended plan updates the distribution reinvestment plan in order to reflect (i) the newly set price for shares issued pursuant to our distribution reinvestment plan, or $25.04 per share and (ii) that following any subsequent determination of an estimated value per share of our common stock, we will sell shares under our distribution reinvestment plan at 100% of the most recently determined estimated value per share. The amended plan is attached to this Supplement No. 14 as Appendix A and supersedes and replaces our existing distribution reinvestment plan included as Appendix C to our prospectus.

APPENDIX A

MOODY NATIONAL REIT II, INC.

AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

This AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN (the “Plan”) is adopted by Moody National REIT II, Inc., a Maryland corporation (the “Company”), pursuant to its charter (the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1.       Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who purchase shares of the Company’s common stock (“Shares”) pursuant to the Company’s initial public offering (the “Initial Offering”) or any future offering of the Shares (“Future Offering”), and who elect to participate in the Plan (the “Participants”), the Company will apply all distributions declared and paid in respect of the Shares held by each Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of Shares for such Participants directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence.

2.       Effective Date. The effective date of this Plan shall be the tenth day following the delivery of written notice of the adoption of the Plan to Participants.

3.       Procedure for Participation. Any Stockholder who has received a Prospectus, as contained in the registration statement filed by the Company with the Securities and Exchange Commission (the “SEC”), may elect to become a Participant by completing and executing the subscription agreement, an enrollment form or any other appropriate authorization form as may be made available by the Company, the Dealer Manager or the Soliciting Dealer. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4.       Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth and investment concentration standards imposed by such Participant’s state of residence and set forth in the Company’s most recent prospectus. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Sponsor, or any other person selling shares on behalf of the Company to the Participant to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Participant.

5.       Purchase of Shares.

(a) Participants will acquire Shares from the Company under the Plan (the “Plan Shares”) at a price equal to the Company’s current estimated value per Share or, $25.04 per Share. Following any subsequent valuation of the Shares, the shares issued pursuant to the Plan will be priced at 100% of the most recently determined estimated value per share of the Shares. Participants may acquire Shares from the Company under the Plan until the earliest of (a) all the Plan Shares registered in the Initial Offering or any Future Offering are issued, (b) the Initial Offering and any Future Offering of Plan Shares terminate and the Company elects to deregister with the SEC the unsold Plan Shares, or (c) there is more than a de minimis amount of trading in the Shares, at which time any registered Plan Shares then available under the Plan will be sold at a price equal to the fair market value of the Shares, as determined by the Board of Directors by reference to the applicable sales price with respect to the most recent trades occurring on or prior to the relevant Distribution date. Participants in the Plan may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares to the extent that any such purchase would cause such Participant to exceed the Aggregate Share Ownership Limit or the Common Share Ownership Limit as set forth in the Charter or otherwise would cause a violation of the Share ownership restrictions set forth in the Charter.

(b) Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (a) the Plan Shares which will be registered with the SEC in connection with the Company’s Initial Offering, (b) Shares to be registered with the SEC in a Future Offering for use in the Plan (a “Future Registration”), or (c) Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed) (collectively, the “Secondary Market”).

A-1

(c) Shares purchased in any Secondary Market will be purchased at the then-prevailing market price, which price will be utilized for purposes of issuing Shares in the Plan. Shares acquired by the Company in any Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the Share price which will be paid for the Plan Shares pursuant to the Initial Offering.

(d) If the Company acquires Shares in any Secondary Market for use in the Plan, the Company shall use its reasonable efforts to acquire Shares at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the Plan will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Shares in any Secondary Market or to make a Future Offering for Shares to be used in the Plan, the Company is in no way obligated to do either, in its sole discretion.

6.       Taxes. IT IS UNDERSTOOD THAT REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY WHICH MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7.       Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding common stock.

8.       Reports. Within 90 days after the end of the Company’s fiscal year, the Company shall provide each Stockholder with an individualized report on such Stockholder’s investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Distributions and amounts of Distributions paid during the prior fiscal year. In addition, the Company shall provide to each Participant an individualized quarterly report at the time of each Distribution payment showing the number of Shares owned prior to the current Distribution, the amount of the current Distribution and the number of Shares owned after the current Distribution.

9.       Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering to the Company a written notice. Prior to the listing of the Shares on a national stock exchange, any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant terminates Plan participation, the Company will ensure that the terminating Participant’s account will reflect the whole number of shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, Distributions will be distributed to the Stockholder in cash.

10.     Amendment, Suspension or Termination of Plan by the Company. The Board of Directors may by majority vote (including a majority of the Independent Directors) amend, suspend or terminate the Plan for any reason upon ten days’ written notice to the Participants; provided, however, that the Board of Directors may not so amend the Plan to restrict or remove the right of Participants to terminate participation in the Plan at any time without penalty.

11.     Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; or (b) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

A-2